U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                          SEC File No. 001-16381


                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period ended:  December 31, 2002.........................
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:.............................

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
........................................................................


PART I - REGISTRANT INFORMATION

         Full Name of Registrant:          Ceristar, Inc.
         Former Name if Applicable:        Planet Resources, Inc.
         Address of Principal Executive
         Office (Street and Number)        50 West Broadway, Suite 1100
         City, State and Zip Code          Salt Lake City, UT 84101

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]


PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

              The Company was unable to file its Annual Report on Form 10-KSB for the period ending December 31, 2002. The Company has not finalized certain arrangements relating to another entity, which may have a material impact on the financial statements as of December 31, 2002. The Company has had to expend substantial effort in researching the appropriate accounting for the transactions associated therewith.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

       David L. Baily                        (801)              350-2017
    ----------------------------------------------------------------------------
         (Name)                           (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company (the accounting acquirer) entered into a reverse merger with Planet Resources Inc, in which significant consulting services were paid for in the form of the Company's common stock of approximately $1.3 million. This accounts for the primary increase in general administrative expense of $1.5 in 2001 to 2.8 million in 2002.

                                 Ceristar, Inc.
                                 ---------------
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003                    By: /s/ David L. Baily
     ---------------                    ----------------------------------------
                                        David L. Baily, Chief Executive Officer,
                                        Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).